

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Ari Bousbib
Chairman, Chief Executive Officer and President
IQVIA Holdings, Inc.
4820 Emperor Blvd.
Durham, NC 27703

      Re: IQVIA Holdings, Inc.
         Definitive Proxy Statement on Schedule 14A
         Filed February 28, 2022
         File No. 001-35907

Dear Ari Bousbib:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program